SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):
X	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Salaried 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Georgia-Pacific Corporation Salaried 401(k) Plan

As of December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Georgia-Pacific Corporation Salaried 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002 and for the year ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits Statement of Changes in Net Assets Available for Benefits Notes to Financial Statements	2 3 4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of Georgia-Pacific Corporation Salaried 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Georgia-Pacific Corporation Salaried 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young
June 17, 2004 Atlanta, Georgia

1

Georgia-Pacific Corporation

Salaried 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Contributions receivable:
Company	$ 2,704,826	$ 2,918,559
Participants	697,939	698,163

Total contributions receivable	3,402,765	3,616,722

Other receivable	--	490,418

Investments, at fair value:
Interest in Master Trust	490,925,257	325,716,191
Mutual funds	2,081,792,581	1,639,005,066
Participant loans	53,687,293	50,786,207

Total investments	2,626,405,131	2,015,507,464

Net assets available for benefits	$ 2,629,807,896	$ 2,019,614,604

See accompanying notes

2

Georgia-Pacific Corporation Salaried 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2003

Additions:
Participant contributions	$ 104,813,027
Company contributions	58,372,081

163,185,108
Investment income:
Interest and dividends	44,839,016
Net appreciation in fair value of investments in mutual funds	286,370,635
Net gain from interest in Master Trust	266,751,746

Net investment income	597,961,397

Total additions	761,146,505

Deductions:
Benefits distributed to participants	150,564,927
Administrative expenses	112,068
Net transfers to related plans (Note 1)	276,218

Total deductions	150,953,213

Net increase	610,193,292

Net assets available for benefits:
Beginning of year	2,019,614,604

End of year	$2,629,807,896

See accompanying notes.

3

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Plan Description

The following brief description of the Georgia-Pacific Corporation Salaried 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering salaried and certain groups of non-union hourly employees of Georgia-Pacific Corporation (the "Company" or "Plan Sponsor") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Vanguard Fiduciary Trust Company (the "Trustee") is the trustee and custodian of the Plan.

In conjunction with the Company's sale of Unisource Worldwide, Inc. effective November 2002, the Plan was amended to cease the participation of certain participants in the Plan in accordance with the human resources agreement by and among the Company and Unisource Worldwide, Inc. As a result, the net assets of the affected participants were transferred out of the Plan to a plan established by Unisource Worldwide, Inc. These transfers were made in 2002 and 2003.

Effective December 31, 2002, the net assets of the Color-Box, LLC Salaried 401(k) Plan were merged into the Plan. In addition, on December 31, 2002, the net assets of the Color-Box, LLC Hourly 401(k) Plan, attributable to participants other than those participants whose conditions of employment are governed by a collective bargaining contract were merged into the Plan.

During 2003, the employment status of certain employees changed between salaried and hourly which affected their eligibility to participate in the Plan. As described in the Plan document, employment status changes permit the affected participants to transfer their balances to the related plan for which they begin participating, accordingly. Such transfers are reflected as a net transfer to or from related plans in the statement of changes in net assets available for benefits.

4

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Eligibility

All eligible employees, as defined by the Plan documents, are eligible to participate in the Plan upon date of hire.

Contributions and Vesting

The Plan allows participants to contribute up to 15% of their eligible compensation on a before-tax basis subject to the annual limitation specified by the Internal Revenue Code (the "Code"). The Company matching contribution is 100% of pre-tax contributions for the first 3% of compensation and 50% of pre-tax contributions in excess of 3% of compensation up to 8% of compensation. Effective January 1, 2002, participants who have attained age 50 or older during the Plan year are eligible to make additional contributions to the Plan beyond the maximum allowable under the Code.

Participants are 100% vested in their contributions. Company matching contributions become 100% vested upon completion of three years of service, attainment of age 59 1/2, death, or disability. Termination of employment for reasons other than retirement, disability, or death results in forfeiture of the nonvested portion of the Company matching contributions. Forfeitures are used to reduce future Company matching contributions.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's earnings (losses), the Company's contributions, and the participant's contributions. Allocation of earnings (losses) is based on relative account balances and investment elections.

5

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Withdrawals and Termination

Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59½. Upon occurrence of one of these events and upon election of the participant, the Plan will distribute to the participant 100% of the participant's vested account balance in a lump-sum payment.

Hardship withdrawals are permitted if certain criteria are met, as defined by the Plan document, and are subject to taxes in the year received. Hardship withdrawals (either full or partial) are paid in cash and result in a suspension of the right to make participant contributions to the Plan for a period of at least 6 months.

Participant Loans

The Plan allows participants currently employed by the Company to obtain loans equal to the lesser of $50,000 or 50% of their vested account balances. Loans bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan. Loan repayments are generally made through payroll deductions and normally must be repaid within a five-year term unless the loan was used to purchase a primary residence, which could extend the term to 15 years. Loans become due and payable in full once a participant terminates employment.

Plan Termination

The Company has reserved the right to amend, modify, suspend, or terminate the Plan at any time, subject to provisions of ERISA. In the event the Company terminates the Plan, each participant's account balance would become 100% vested.

Administrative Expenses

The individual participant pays certain fees, such as loan origination fees. The Company pays substantially all other costs of administering the Plan.

6

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the Plan's interest in the Georgia-Pacific Stock Fund Master Trust ("Master Trust") is based on the beginning of the year value of the Plan's interest in the Master Trust plus actual contributions, allocated investment income, less distributions and allocated administrative expenses. Quoted market prices and estimates by the trustee or investment manager are used to value the underlying investments in the Master Trust. The participant loans are valued at their outstanding balances, which approximate fair value.

7

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements (continued)

3. Significant Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002

Vanguard Short-Term Treasury Fund	$223,286,779	$245,515,584
Vanguard LifeStrategy Growth Fund	178,707,989	127,689,411
Vanguard LifeStrategy Moderate Growth Fund	318,833,720	255,416,107
Vanguard 500 Index Fund	413,692,684	304,412,174
Vanguard Treasury Money Market Fund	215,405,707	220,926,949
Vanguard Total Bond Market Index Fund	N/A	110,413,127
Vanguard PRIMECAP Fund	145,143,741	N/A

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 24, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trusts are exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trusts are tax exempt.

5. Financial Information of the Master Trust

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Master Trust. The Master Trust was established to collectively hold, administer, and invest the assets of certain Company administered, qualified defined contribution plans which invest in the Georgia-Pacific Stock Fund.

8

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements (continued)

5. Financial Information of the Master Trust (continued)

Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

The Plan's interest in the Master Trust as of December 31, 2003 and 2002 is approximately 66% and 68%, respectively. A summary of the net assets of the Master Trust as of December 31, 2003 and 2002 is shown below:

	2003	2002

Investments, at fair value:
Georgia-Pacific Corporation-Group Common Stock	$733,998,090	$469,820,844
Vanguard Treasury Money Market Fund	1,099,319	6,788,115

Total investments	735,097,409	476,608,959

Receivables Interest	3,622	7,948
Other	12,303,953	829,727

Total receivables	12,307,575	837,675
Less payables	7,437,709	842,473

Total net assets	$739,967,275	$476,604,161

A summary of the net investment gain of the Master Trust for the year ended December 31, 2003, during which the Plan participated in this trust, which comprises the net investment activity for all participating plans, is as follows:

Net investment gain:
Interest and dividend income	$ 13,683,806
Net appreciation in fair value of common stock as determined by quoted market prices	385,895,291
Investment expense	(211,437)

Net investment gain of Master Trust	$399,367,660

9

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements (continued)

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee. The Plan also holds an interest in the Master Trust, the underlying assets of which are shares of common stock of the Company, the administrator of the Plan. These transactions qualify as party-in-interest transactions.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8. Subsequent Event

Effective January 1, 2004, the Plan was amended to allow participants to contribute up to 75% of eligible compensation subject to the annual limitations specified by the Internal Revenue Code.

Effective January 1, 2004, the Plan was amended to include an employee stock ownership plan ("ESOP") feature. The ESOP shall consist of the portion of the Plan, which is invested in that part of the Georgia-Pacific Stock Fund allocated to the ESOP Subfund, as defined. Both the ESOP portion and the 401(k) portion of the Plan are intended to constitute a single plan.

10

Supplemental Schedule

Georgia-Pacific Corporation Salaried 401(k) Plan

EIN: 93-0432081 Plan Number: 018 Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Vanguard Fiduciary Trust Company
		Vanguard Short-Term Treasury Fund	(a)	$ 223,286,779
		Vanguard Total Bond Market Index Fund	(a)	90,366,313
		Loomis Sayles Bond Fund -- Institutional Class	(a)	51,614,341
		Vanguard Balanced Index Fund	(a)	86,194,325
		Vanguard LifeStrategy Growth Fund	(a)	178,707,989
		Vanguard LifeStrategy Income Fund	(a)	22,887,260
		Vanguard LifeStrategy Conservative Growth Fund	(a)	28,819,511
		Vanguard LifeStrategy Moderate Growth Fund	(a)	318,833,720
		Vanguard 500 Index Fund	(a)	413,692,684
		Vanguard Total Stock Market Index Fund	(a)	110,165,764
		Vanguard Windsor II Fund	(a)	47,072,671
		Vanguard Extended Market Index Fund	(a)	31,619,837
		Vanguard PRIMECAP Fund	(a)	145,143,741
		Vanguard Small-Cap Index Fund	(a)	67,993,825
		Vanguard Treasury Money Market Fund	(a)	215,405,707
		Vanguard International Growth Fund	(a)	49,988,114
*	Participant loans	Interest rates ranging from 5% to 12%	(a)	53,687,293

				$2,135,479,874

* Represents a party in interest

(a) Cost information has not been included in column (d) because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Georgia-Pacific Corporation, the plan administrator, has duly caused this annual report to be signed by the undersigned hereunto duly authorized

GEORGIA-PACIFIC CORPORATION SALARIED 401(K) PLAN

By:	/s/ Danny W. Huff

Danny W. Huff Executive Vice President-Finance and Chief Financial Officer

Date:	June 17, 2004

INDEX TO EXHIBITS

23.1	Consent of Ernst & Young LLP